Exhibit 99.1

MAHANAGAR TELEPHONE NIGAM LIMITED
(A GOVERNMENT OF INDIA ENTERPRISE)
CORPORATE OFFICE

MTNL/SECTT/St.Ex/11 December 9, 2011

The Secretary,
Delhi/Mumbai/Calcutta/Madras/National
Stock Exchanges &
New York Stock Exchange.

Sub:	Appointment of Shri A.K. Garg, as Chairman & Managing Director, Mahanagar Telephone Nigam Ltd.

Dear Sir,

We are glad to inform you that Shri Ashok Kumar Garg, Director (HRD), BSNL, has been appointed as Chairman & Managing Director, Mahanagar Telephone Nigam Ltd., vide Ministry of Communications & IT, DOT, New Delhi Order No. 2-3/2011 - PSA dt. 5th December 2011. Accordingly, Shri A.K. Garg has taken over the charge of the Office of Chairman & Managing Director, MTNL, with effect from the afternoon of 5th Dec., 2011.

Thanking You,

Yours Faithfully,